[CapitalSource Letterhead]
January 12, 2011
VIA EDGAR
Mr. Amit Pande
Ms. Lindsay McCord
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	CapitalSource Inc. Form 10-K for the year ended December 31, 2009 Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010 File No. 001-31753
Extension to Respond to Comment Letter dated December 20, 2010
Dear Mr. Pande and Ms. McCord:
This letter confirms our understanding that the Staff has agreed to an extension of the deadline for submission of our response to the SEC comment letter dated December 20, 2010 from January 12, 2011 to January 14, 2011.
Please do not hesitate to contact me if you have any further questions on this matter.

Sincerely,
/s/ Bryan D. Smith
Bryan D. Smith
Chief Accounting Officer